Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2020

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents		98,964	138,024
Restricted cash		8,728	3,909
Accounts receivable, net		2,356	2,350
Inventories		5,415	5,595
Prepaid expenses and other current assets		6,075	8,132
Due from related parties	5	2,371	3,860
Total current assets		$123,909	$161,870
NON-CURRENT ASSETS
Vessels in operation	3	1,148,116	1,155,586
Advances for vessels acquisitions and other additions	3	4,047	10,791
Intangible assets-charter agreements		49	1,467
Deferred charges, net		18,858	16,408
Restricted cash, net of current portion		6,216	5,703
Total non-current assets		1,177,286	1,189,955
TOTAL ASSETS		$1,301,195	$1,351,825
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		9,469	9,052
Accrued liabilities		21,852	22,916
Current portion of long-term debt and deferred financing costs	4	81,313	87,532
Deferred revenue		6,115	9,987
Due to related parties	5	153	109
Total current liabilities		118,902	129,596
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	4	735,509	809,357
Intangible liability-charter agreements		4,964	6,470
Total non-current liabilities		740,473	815,827
Total liabilities		$859,375	$945,423
Commitments and Contingencies	6	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,741,008 shares issued and outstanding (2019 – 17,556,738 shares)	7	177	175
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 16,655 shares issued and outstanding (2019 – 14,428 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	7	3	3
Additional paid in capital		574,186	565,586
Accumulated deficit		(132,546)	(159,362)
Total shareholders' equity		441,820	406,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,301,195	$1,351,825

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

		Nine months ended September 30,
	Note	2020	2019
OPERATING REVENUES
Time charter revenues (include related party revenues of $111,551 and $112,887 for each of the periods ended September 30, 2020 and 2019, respectively)		212,843	193,548

OPERATING EXPENSES:
Vessels operating expenses (include related party vessels operating expenses of $9,381 and $ 7,006 for each of the periods ended September 30, 2020 and 2019, respectively)		75,124	63,302
Time charter and voyage expenses (include related party time charter and voyage expenses of $1,801 and $1,328 for each of the periods ended September 30, 2020 and 2019, respectively)		8,718	6,055
Depreciation and amortization		34,970	32,884
Vessel impairment losses	3	8,497	—
General and administrative expenses		6,378	7,083
Loss on sale of vessels		244	—
Operating Income		78,912	84,224

Interest income		897	1,198
Interest and other financial expense		(50,533)	(56,484)
Other income, net		337	2,117
Total non-operating expense		(49,299)	(53,169)
Income before income taxes		29,613	31,055
Income taxes		(50)	40
Net Income		29,563	31,095
Earnings allocated to Series B Preferred Shares	7	(2,747)	(2,297)
Net Income available to Common Shareholders		$26,816	$28,798
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	9	17,669,049	9,939,559
Diluted	9	17,750,749	10,009,080

Net Earnings per Class A common share
Basic		$0.88	$1.26
Diluted		$0.87	$1.25

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars except share data)

		Nine months ended September 30,
	Note	2020	2019
Cash flows from operating activities:
Net income		29,563	31,095
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		34,970	32,884
Vessel impairment losses	3	8,497	—
Loss on sale of vessels		244
Amortization of deferred financing costs	4	3,030	2,244
Amortization of original issue discount/premium on repurchase of notes		2,455	607
Amortization of intangible liability/asset-charter agreements		(88)	1,436
Share based compensation	8	1,640	1,288
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets		2,051	(86)
Decrease in inventories		180	456
Increase in accounts payable and other liabilities		4,520	6,812
Decrease/(increase) in related parties' balances, net		1,533	(6,877)
(Decrease)/increase in deferred revenue		(3,872)	3,717
Unrealized foreign exchange loss/(gain)		2	(16)
Net cash provided by operating activities		$84,725	$73,560
Cash flows from investing activities:
Acquisition of vessels		(23,060)	(33,497)
Cash paid for vessel expenditures		(4,489)	(14,062)
Advances for vessel acquisitions and other additions		(6,118)	—
Cash paid for drydockings		(10,099)	(3,182)
Proceeds from sale of vessels		6,852	(1,500)
Net cash used in investing activities		$(36,914)	$(52,241)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		19,193	—
Repurchase of 2022 Notes, including premium		(59,615)	—
Proceeds from drawdown of credit facilities		47,000	293,500
Repayment of credit facilities		(46,802)	(37,819)
Repayment of refinanced debt		(44,366)	(262,809)
Deferred financing costs paid		(962)	(4,212)
Costs relating to offering of Class A common shares		(76)	—
Proceeds from offering of Series B preferred shares, net of offering costs	7	6,836	—
Series B Preferred Shares-dividends paid		(2,747)	(2,297)
Net cash used in financing activities		$(81,539)	$(13,637)
Net (decrease)/increase in cash and cash equivalents and restricted cash		(33,728)	7,682
Cash and cash equivalents and restricted cash at beginning of the period		147,636	90,072
Cash and cash equivalents and restricted cash at end of the period		$113,908	$97,754
Supplementary Cash Flow Information:
Cash paid for interest		40,371	45,094
Non-cash Investing activities:
Unpaid drydocking expenses		260	—
Unpaid vessel additions		90	—
Non-cash financing activities:
Unpaid offering costs		—	856

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(196,119)	$316,362
Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Net Income for the period	—	—	—	—	—	—	—	10,389	10,389
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2019	9,942,950	14,000	250,000	$99	$—	$3	512,808	$(186,496)	326,414

Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Net Income for the period	—	—	—	—	—	—	—	9,134	$9,136
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at June 30, 2019	9,942,950	14,000	250,000	$99	$—	$3	$513,237	$(178,128)	$335,211

Restricted Stock Units (Note 8)	—	—	—	—	—	—	430	—	430
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(856)	—	(856)
Net Income for the period	—	—	—	—	—	—	—	11,572	11,572
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(765)	(765)
Balance at September 30, 2019	9,942,950	14,000	250,000	$99	$—	$3	$512,811	$(167,321)	$345,592

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Shareholders’ Equity (continued)

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$-	$3	$565,586	$(159,362)	$406,402
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(39)	—	(39)
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(879)	(879)
Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Net Income for the period	—	—	—	—	—	—	—	1,500	1,500
Issuance of Series B Preferred shares, net of offering costs	—	1,646	—	—	—	—	4,003	—	4,003
Balance at March 31, 2020	17,556,738	16,074	250,000	$175	$-	$3	$569,979	$(158,741)	$411,416

Issuance of Class A common shares, net of offering costs	184,270	—	—	2	—	—	(37)	—	(35)
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(911)	(911)
Restricted Stock Units (Note 8)	—	—	—	—	—	—	853	—	853
Net Income for the period	—	—	—	—	—	—	—	13,516	13,516
Issuance of Series B Preferred shares, net of offering costs	—	581	—	—	—	—	1,179	—	1,179
Balance at June 30, 2020	17,741,008	16,655	250,000	$177	$-	$3	$571,974	$(146,136)	$426,018

Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(957)	(957)
Restricted Stock Units (Note 8)	—	—	—	—	—	—	358	—	358
Net Income for the period	—	—	—	—	—	—	—	14,547	14,547
Issuance of Series B Preferred shares, net of offering costs	—	853	—	—	—	—	1,854	—	1,854
Balance at September 30, 2020	17,741,008	17,508	250,000	$177	$-	$3	$574,186	$(132,546)	$441,820

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business
Global Ship Lease, Inc.’s (the “Company”) business is to own and charter out containerships to leading liner companies.
On August 14, 2008, the Company merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).
On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, two of which GSL Matisse and Utrillo, were sold in July 2020, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.
The following table provides information about the 43 vessels owned as at September 30, 2020 which had an average age weighted by TEU capacity of 13.4 years.

Company Name (1)	Fleet	Country of	Vessel		Year Built	Earliest
		Incorporation	Name	Capacity in TEUs (2)		Charter Expiry Date
Global Ship Lease 54 LLC	GSL	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q22
Global Ship Lease 53 LLC	GSL	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	GSL	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	GSL	Liberia	GSL Ningbo	8,603	2004	1Q23
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,847	2004	3Q24(3)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(3)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,847	2004	4Q22(3)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 48 Limited	GSL	Liberia	CMA CGM Berlioz	6,621	2001	2Q21
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 35 LLC	—	Liberia	GSL Nicoletta	6,840	2002	2Q21
Global Ship Lease 36 LLC	—	Liberia	GSL Christen	6,840	2002	4Q20(4)
Global Ship Lease 33 Limited	—	Liberia	GSL Vinia	6,080	2004	3Q24(5)
Global Ship Lease 34 Limited	—	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24(5)
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q22(6)
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q22
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	1Q21
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	4Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	4Q20

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business (continued)

Company Name (1)	Fleet				Year Built
		Country of Incorporation	Vessel Name	Capacity in TEUs (2)		Earliest Charter Expiry Date
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	4Q20(7)
Global Ship Lease 47 LLC	GSL	Liberia	GSL Château d’If	5,089	2007	4Q20
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20
Global Ship Lease 50 LLC	GSL	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	GSL	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	GSL	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	3Q20(8)
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q21
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	4Q20
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	4Q20
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q21
Global Ship Lease 46 LLC	GSL	Liberia	La Tour	2,272	2001	2Q21
Global Ship Lease 38 LLC	GSL	Liberia	Manet	2,272	2001	4Q20
Global Ship Lease 37 LLC	GSL	Liberia	GSL Matisse	2,262	1999	—
Global Ship Lease 39 LLC	GSL	Liberia	Utrillo	2,262	1999	—
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	3Q21
Global Ship Lease 41 LLC	GSL	Liberia	Julie	2,207	2002	2Q21
Global Ship Lease 45 LLC	GSL	Liberia	Kumasi	2,207	2002	3Q21
Global Ship Lease 44 LLC	GSL	Liberia	Marie Delmas	2,207	2002	3Q21

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) GSL Eleni delivered 3Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;

(4) GSL Christen was delivered in January 2020 and is chartered for 2 – 10 months, at charterer’s option. The charter commenced in July 2020; GSL Nicoletta delivered in February 2020;
(5) GSL Vinia and GSL Christel Elisabeth were delivered in December 2019 and are contracted on 52 – 60 months charters;
(6) 12-month extension at charterer’s option callable in 2Q2022;
(7) 12 - 24 month charter (which commenced in June 2019), at charterer’s option; (8) GSL Valerie concluded her charter in September 2020, in time for her five-year special survey & dry-docking.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures

(a)	Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the years presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2019 filed with the Securities and Exchange Commission on April 2, 2020 in the Company’s Annual Report on Form 20-F.
Adoption of new accounting standards
On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts.  Upon adoption and as of September 30, 2020, this new guidance did not have a material impact on the Company’s interim unaudited consolidated financial statements, as the majority of its Accounts Receivable, net relates to receivables arising from operating leases and are scoped out of the new standard.

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s interim unaudited consolidated financial statements for the nine months ended September 30, 2020 as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.
Counterparty risk
A portion of the Company’s revenues is derived from charters to CMA CGM. The Company is consequently dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility.
If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters, specifically for the GSL Fleet’s old long term charters, would likely be at significantly lower daily rates and shorter durations. If such events occur, these events may give rise to uncertainty about the Company’s ability to continue as a going concern.
These unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, quarantines, travel restrictions, and physical distancing requirements. These measures have resulted in a significant reduction in global economic activity and uncertainty in the global financial markets. When these measures and the resulting economic impact will end and the long-term impact of such measures on the global economy cannot be known at this time.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
2. Summary of Significant Accounting Policies and Disclosures (continued)
A significant reduction in manufacturing and other economic activities has and will continue to have a material and adverse impact on the global production and supply of goods, such as those that our customers transport on our vessels, which has and may continue to negatively affect the demand for container shipping services, and therefore charter rates and asset values. In addition, the COVID-19 pandemic has caused, and if it continues on a prolonged basis may continue to cause, delayed or extended drydockings and disruptions in our operations from non-availability of staff and materials. The scale and duration, as well as the impact, of these factors, while currently uncertain, could have a material and adverse impact on our operations, earnings, cash flows and financial condition for 2020. Accordingly, an estimate of the impact cannot be made at this time.

(b)	Principles of Consolidation

The accompanying interim unaudited consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited consolidated financial statements.

(c)	Use of estimates

The preparation of interim unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Company’s merger with Marathon Acquisition Corp. in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the nine months ended September 30, 2020 and for the year ended December 31, 2019.
Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of the Company’s container vessels based on a scrap value of steel and the weight of the vessel in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations, or other reasons. Revision of residual values affects the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management, after considering current market trends for scrap rates and historical scrap rates of the residual values of the Company’s vessels, estimates scrap value per LWT at a rate of $400.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Operations.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(e)	Assets Held for Sale
The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of September 30, 2020, there were no assets classified as held for sale.

(f)	Impairment of Long-lived assets
Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an impairment review is considered necessary, undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred dry-docking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached.
The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount.
The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry-docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
The Company has recognized an impairment loss of $8,497 for the nine months ended September 30, 2020. No impairment loss was recognized for the nine months ended September 30, 2019.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(g)	Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore, revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets. Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.
Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

(h)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of March 31, 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $15,585 were written down to their fair value of $8,000 resulting in a non-cash impairment charge of $7,585 which was allocated to the respective vessels’ carrying values (see note 3).

As of June 30, 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $8,008 were written down to their fair value of $7,096 resulting in a non-cash impairment charge of $912 which was allocated to the respective vessels’ carrying values (see note 3).

The estimated fair value, measured on a non-recurring basis, was determined with the assistance of valuations obtained from third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level 2 in the fair value hierarchy for the periods ended March 31, June 30 and September 30, 2020.

As of September 30, 2020, there were no events or changes in circumstances which indicated that the carrying amounts of the Company’s other vessels may not be recoverable. Accordingly, no impairment review was undertaken.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

(h)	Fair Value Measurement and Financial Instruments (continued)

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

(i)	Recent accounting pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation
	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2019	$1,224,377	$(111,611)	$1,112,766

Additions	82,559	—	82,559
Depreciation	—	(39,739)	(39,739)
As of December 31, 2019	$1,306,936	$(151,350)	$1,155,586

Additions	38,860	—	38,860
Depreciation	—	(30,775)	(30,775)
Impairment loss	(43,803)	35,306	(8,497)
Disposals	(7,058)	—	(7,058)
As of September 30, 2020	$1,294,935	$(146,819)	$1,148,116

On July 3, 2020, the Company sold GSL Matisse for net proceeds of $3,441, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

On July 20, 2020, the Company sold Utrillo for net proceeds of $3,411, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

On February 21, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Nicoletta for a purchase price of $13,000.

On January 29, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Christen for a purchase price of $13,000.

On December 12, 2019, the Company took delivery of two 2004-built, 6,080 TEU containerships, GSL Vinia and GSL Christel Elisabeth, for a contract price of $12,250 each.

On October 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Kalliopi, for a contract price of $15,000.

On September 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Grania, for a contract price of $15,000.

On May 28, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Eleni, for a contract price of $18,500.

Impairment
During the three months ended March 31, 2020, the Company determined that the vessels Utrillo and GSL Matisse should be divested. As at March 31, 2020, the vessels were not immediately available for sale and therefore did not qualify as “assets held for sale”. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed. An impairment loss of $7,585 has been recognized under the line item “Vessel impairment losses” in the interim unaudited Consolidated Statements of Operations for the three months ended March 31, 2020.

As of June 30, 2020, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360 for the classification of the vessels GSL Matisse and Utrillo as “held for sale” were met. As of June 30, 2020, the amount of $7,096, separately reflected in Assets held for sale in the unaudited interim Consolidated balance sheets, represents the fair market value of these vessels based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell both vessels and their carrying value (including the unamortized balance of dry-docking cost of $38), amounting to $912, was recognized during the three months ended June 30, 2020 under the line item “Vessel impairment losses”.

The total impairment loss recognized for the nine months ended September 30, 2020 amounted to $8,497.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, no further impairment review was undertaken as of September 30, 2020.

Collateral
As of September 30, 2020, 16 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), one vessel of the GSL Fleet was pledged as collateral under the Hayfin Credit Facility. Five of the seven vessels acquired during 2019 and 2020 were pledged under the Hellenic Bank Credit Facility (see note 4h). Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over 16 of the Poseidon vessels. Throughout the Company, five vessels were unencumbered as of September 30, 2020.

Advances for vessel acquisitions and other additions
On November 5, 2019, the Company via its subsidiaries, Global Ship Lease 35 and 36 agreed to purchase two 2002-built, 6,840 TEU containerships for a contract price of $13,000 each. In connection with these acquisitions, the Company paid advances of $1,300 each. Both vessels were delivered subsequent to the year end.

The Company has made advances for the installation of scrubbers and ballast water treatments totaling $4,047 and $8,191 as of September 30, 2020 and December 31, 2019, respectively. It is expected that the installations will be completed during 2020.

4.	Long-Term Debt

Facilities	September 30, 2020	December 31, 2019
2022 Notes	$322,723	$340,000
Less repurchase of Notes	(57,580)	(17,277)
2022 Notes (a)	$265,143	$322,723
2024 Notes (b)	58,958	39,765
Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, Hellenic, CTBC, Bank Sinopac, Palatine) (c)	244,200	224,800
Blue Ocean Junior Credit Facility (d, p)	38,500	38,500
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (e)	152,349	164,710
Citi Credit Facility (f)	4,677	12,077
Hayfin Credit Facility (g)	6,703	7,129
Hellenic Bank Credit Facility (h)	51,700	57,700
Chailease Credit Facility (i)	8,064	—
DVB Credit Facility (j)	—	45,445
Total	$830,294	$912,849
Less: Current portion of 2022 Notes (a)	(27,923)	(27,923)
Less: Current portion of long-term debt	(53,390)	(59,609)
Less: Original issue discount of 2022 Notes (a)	(1,306)	(1,859)
Less: Original issue discount of 2024 Notes (b)	(139)	(6)
Less: Deferred financing costs (r)	(12,027)	(14,095)
Non-current portion of Long-Term Debt	$733,509	$809,357

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

a)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at September 30, 2020 and December 31, 2019 the 2022 Notes were secured by first priority vessel mortgages on the 16 and 18 vessels, respectively, in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes. The Company is required to repay at a purchase price of 102%, $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see note 4(f) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20,000 was partially accepted by the noteholders and the Company repurchased $17,277 principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2,723 was applied to repay the Citi Credit Facility at par - see note 4(f) below.
On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the nine months ended September 30, 2020, the Company purchased $11,580 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 97.96% of the aggregate principal amount.

On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

As of September 30, 2020, the outstanding balance was $263,837, net of the outstanding balance of the original issue discount.

b)	8.00% Senior Unsecured Notes due 2024

On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

b)	8.00% Senior Unsecured Notes due 2024 (continued)

As of September 30, 2020, the outstanding aggregate principal amount of the 2024 Notes was $58,958 including an amount of $27,333 comprised of newly issued 2024 Notes under the At Market Issuance Sales Agreement. The outstanding balance, net of the outstanding balance of the original issue discount, was $58,819.

c)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, Hellenic, CTBC, Bank Sinopac, Palatine)
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank, N.A. (“CIT”), Siemens Financial Services, Inc (“Siemens”), Hellenic Bank Public Company Limited (“Hellenic”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).
Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.
Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.
The existing indebtedness that was refinanced comprised of the following credit facilities:
•	$55,700 Credit Agricole Credit Facility with an outstanding balance of $50,961 as of September 19, 2019 (see note 4k).
•	$24,500 Blue Ocean Credit Facility with an outstanding balance of $23,652 as of September 19, 2019 (see note 4l).
•	$65,300 ABN AMRO Credit Facility with an outstanding balance of $61,595 as of September 19, 2019 (see note 4m).
•	$17,100 Amsterdam Trade Bank (“ATB”) Credit Facility with an outstanding balance of $12,600 as of September 19, 2019 (see note 4n).
•	$80,000 Credit Agricole Credit Facility with an outstanding balance of $75,500 as of September 19, 2019 (see note 4o).
•	$52,625 DVB Credit Facility with an outstanding balance of $44,366 as of February 12, 2020 (see note 4j).
The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.
As of September 30, 2020, the outstanding balance of this facility amounted to $244,200.

d)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 4c).
The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.
This facility bears interest at 10.00% per annum.
As of September 30, 2020, the outstanding balance on this facility amounted to $38,500.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)

e)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 14 instalments of $858 and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.
As of September 30, 2020, the outstanding balance on the Senior Facility was $119,769.
Junior Facility
The Junior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.
As of September 30, 2020, the outstanding balance on the Junior Facility was $32,580.

f)	$54.8 Million Citi Credit Facility

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.

Amortization, which may be increased as described in note 4(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.

The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

As of September 30, 2020, the outstanding balance on this facility was $4,677.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)

g)	$65.0 Million Hayfin Credit Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000. The Hayfin Credit Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.
Any debt drawn under the Hayfin Credit Facility is secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and the subsidiaries owning the  Facility Mortgaged Vessels. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.
As of September 30, 2020, the outstanding balance of this facility was $6,703.

h)	$59.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi (see note 3).
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of September 30, 2020, the outstanding balance of this facility was $51,700.

i)	$9.0 Million Chailease Credit Facility
On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility is to be used for the refinance of DVB Credit Facility (see note 4j).
The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly installments of $86 with a final balloon of $1,314 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 4.20% per annum.
As of September 30, 2020, the outstanding balance of this facility was $8,064.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)

j)	$52.6 Million DVB Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.

As of February 12, 2020, the outstanding balance on this facility amounted to $44,366 was fully refinanced by the Tranche B Syndicated Senior Secured Credit Facility (see note 4c) and the Chailease Credit Facility (see note 4i).

The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
The facility carried interest at LIBOR plus a margin of 2.85% per annum.

k)	$55.7 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement was dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.
On September 23, 2019, the outstanding balance on this facility of $50,961 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 2.75% per annum.

l)	$24.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement was dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.
On September 24, 2019, the outstanding balance on this facility of $23,652 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest on $18,830 of principal at LIBOR plus a margin of 4.00% per annum.

m)	$65.3 Million ABN AMRO Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement was dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.
As of September 24, 2019, the outstanding balance on this facility amounted to $61,595 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

n)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement was dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.
On September 27, 2019, the outstanding balance on this facility of $12,600 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.90% per annum.

o)	$80.0 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement was dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
On September 24, 2019, the outstanding balance on this facility of $75,500 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The Facility was repayable in 10 equal quarterly instalments of $1,500 each with a final balloon of $65,000 payable together with the final instalment.
This facility carried interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter, payable quarterly in arrears.

p)	$38.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement was dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.
On September 19, 2019, the outstanding balance on this facility of $38,500 was refinanced by the Blue Ocean Junior Credit Facility (see note 4d).
The Facility was scheduled to be repaid in one instalment at maturity date and bears interest at 10.00% fixed payable quarterly in arrears.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

q)	Repayment Schedule
Maturities of long-term debt subsequent to September 30, 2020 are as follows:

Payment due in period ended	Amount
September 30, 2021	$81,318
September 30, 2022	214,679
September 30, 2023	236,473
September 30, 2024	224,885
Thereafter	72,939
$830,294

r)	Deferred Financing Costs

	September 30, 2020	December 31, 2019
Opening balance	$14,095	$9,299
Expenditures in the period	962	7,904
Amortization included within interest expense	(3,030)	(3,108)
Closing balance	$12,027	$14,095
Current portion	4	—
Non-current portion	$12,023	$14,095
During 2020, total costs amounting $545 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 4b). In addition, total costs amounting $67 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4c), costs amounting $320 in connection with the Chailease Credit Facility (see note 4i) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the nine months ended September 30, 2020 (see note 4h).
During 2019, total costs amounting $4,726 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4c) and the Blue Ocean Junior Credit Facility (see note 4d) utilized for the refinance of certain then-existing credit facilities. Further, total costs amounting $2,426 were incurred in connection with the issuance of 2024 Notes (see note 4b). Additionally, total costs amounting to $752 were incurred in connection with the Hellenic Bank Credit Facility (see note 4h).
Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

s)	Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.

As of September 30, 2020, and December 31, 2019, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Related Party Transactions
CMA CGM is presented as a related party due to the fact that as of September 30, 2020 and December 31, 2019, it was a significant shareholder of the Company, owning Class A common shares representing 11.13% and 11.20% of voting rights, respectively, in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the interim unaudited Consolidated Statements of Operations. The outstanding receivables due from CMA CGM are presented in the interim unaudited Consolidated Balance Sheets under "Due from related parties" totaling $2,117 and $2,968 as of September 30, 2020 and December 31, 2019, respectively.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. As of September 30, 2020, the management of the Company’s fleet was performed solely by Technomar under ship management agreements under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. During 2019, the ship management of certain vessels was undertaken by other third party companies, including CMA Ships, an affiliate of CMA CGM.
The management fees charged to the Company by Technomar and CMA Ships for the nine months ended September 30, 2020 amounted to $9,381 and $nil, respectively (nine months ended September 30, 2019: Technomar-$6,816 and CMA Ships-$190) and are shown in vessel operating expenses-related parties in the interim unaudited Consolidated Statements of Operations. As of September 30, 2020, any outstanding fees due to Technomar and CMA Ships are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $nil (December 31, 2019: Technomar:$nil and CMA Ships: $nil). Additionally, as of September 30, 2020, outstanding receivables due from Technomar and CMA Ships are presented under “Due from related parties” totaling to $147 and $107, respectively (December 31, 2019: Technomar: $855 and CMA Ships: $37).
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advising the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to nine vessels up to September 30, 2020; for all vessels acquired during 2019 and 2020, the agreements were effective upon acquisition.
The fees charged to the Company by Conchart for the nine months ended September 30, 2020 amounted to $1,801 (nine months ended September 30, 2019: $1,328) and are disclosed within time charter and voyage costs-related parties in the interim unaudited Consolidated Statements of Operations.
Any outstanding fees due to Conchart are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $153 and $109 as of September 30, 2020 and December 31, 2019, respectively.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 43 vessels as at September 30, 2020 is as follows:

Period ending	Amount
September 30, 2021	$217,862
September 30, 2022	171,092
September 30, 2023	110,632
September 30, 2024	61,168
Thereafter	17,275
Total minimum lease revenue, net of address commissions	$578,029

7.	Share Capital
Common shares
As of September 30, 2020, the Company had one class of common shares.
On October 1, 2019, the Company closed a public offering of 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds of $55,200. This included the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, amounted to $50,710 and are to be used for general corporate purposes, including the acquisition of containerships or the prepayment of debt.
On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (see note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares. As part of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.
Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8).
During the nine months ended September 30, 2020, 184,270 Class A common shares were issued under the 2019 Plan.
Preferred shares
On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The net proceeds from the offering were $33,497. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).
On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during the nine months ended September 30, 2020, the Company issued 308,014 depositary shares (representing an interest in 3,080 Series B Preferred Shares) for net proceeds of $7,036. As of September 30, 2020, the Company had 17,508 Series B Preferred Shares outstanding.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Share Capital (continued)
These shares are classified as Equity in the interim unaudited Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited Consolidated Statements of Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

8. Share-Based Compensation
In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to four members of senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,359,375 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche is to vest conditioned only on continued service over the three year period which commenced January 1, 2019. Tranches two, three and four vest when the Company’s stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020. A total of 402,146 incentive shares have vested as at September 30, 2020, of which 184,270 have been issued.
The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000.
Share based awards since January 1, 2019, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2019	—	$—	—
Granted in July 2019	1,359,375	3.79	n/a
Vested in 2019	113,279	—	—
Unvested as at December 31, 2019	1,246,096	$3.79	n/a
Vested in nine months ended September 30, 2020	288,867	—	—
Unvested as at September 30, 2020	957,229	$3.79	n/a
Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited Consolidated Statements of Operations over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
For the nine months ended September 30, 2020 and 2019, the Company recognized a total of $1,640 and $1,288, respectively, in respect of stock based compensation.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9. Earnings per Share
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders and Series C preferred shareholders.
At September 30, 2020, there were 957,229 shares of restricted stock units granted and unvested as part of management’s equity incentive plan. At September 30, 2019, there were no unvested awards under any of the Company’s incentive plans, only Class A common shares and Series C preferred shares were participating securities.

	Nine months ended September 30,
	2020	2019
Numerator:
Net income attributable to common shareholders	26,815	28,798
Undistributed income attributable to Series C participating preferred shares	(11,344)	(16,296)
Net income available to common shareholders, basic and diluted	15,471	12,502

Net income available to:
Class A, basic and diluted	15,471	12,502

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	17,669,049	9,939,559
Plus weighted average number of RSUs with service conditions	81,700	69,521
Common share and common share equivalents, dilutive	17,750,749	10,009,080

Basic earnings per share:
Class A	0.88	1.26

Diluted earnings per share:
Class A	0.87	1.25

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	11,344	16,296
Basic weighted average number of Series C Preferred shares outstanding, as converted	12,955,187	12,955,187
Plus weighted average number of RSUs with service conditions	59,904	90,613
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	13,015,091	13,045,800
Basic earnings per share	0.88	1.26
Diluted earnings per share	0.87	1.25

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10. Subsequent events

After the period end and up to November 9, 2020, the Company issued and sold an aggregate of 96,379 depositary shares (representing an interest in 964 Series B Preferred Shares) in connection with the At Market Issuance Sales Agreement for net proceeds of $2,089.

During the period from October 1, 2020 through November 9, 2020, the Company sold $5.0 aggregate principal amount of 2024 Notes at an average price of $24.75 per 2024 Note, for aggregate net proceeds of $4.8 under the Notes ATM Program.
During October 2020, the Company purchased $2,075 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 101.98% of the aggregate principal amount.